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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 2 TO


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   CONVERSION TECHNOLOGIES INTERNATIONAL, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00025 PER SHARE
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                         (Title of Class of Securities)

                                    212546105
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                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   JUNE 5, 1998
                                   -----------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                         [ ]

Check the following box if a fee is being paid with this Statement:
                                                                         [ ]


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

CUSIP No. [212546105]                  13 D                  Page 2 of  8 Pages
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1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Paramount Capital Asset Management, Inc.
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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                   7)   SOLE VOTING POWER

  NUMBER OF             none
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,618,945
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        none
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,618,945
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11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         1,618,945
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.6%
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14)      TYPE OF REPORTING PERSON*
         CO
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

CUSIP No. [212546105]                  13 D                  Page 3 of  8 Pages
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1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Aries Domestic Fund, L.P.
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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                   7)   SOLE VOTING POWER
  NUMBER OF              None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              584,608
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         584,608
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11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          584,608
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.5%
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14)      TYPE OF REPORTING PERSON*
          PN
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

CUSIP No. [212546105]                  13 D                  Page 4 of  8 Pages
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1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Aries Fund, A Cayman Island Trust
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
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3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
          OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
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                   7)   SOLE VOTING POWER
                         None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              1,034,337
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         1,034,337
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11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          1,034,377
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7%
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14)      TYPE OF REPORTING PERSON*
          OO (see Item 2)
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

CUSIP No. [212546105]                  13 D                  Page 5 of  8 Pages
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1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Lindsay A. Rosenwald, M.D.
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
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3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
          OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                   7)   SOLE VOTING POWER
  NUMBER OF               205,134
    SHARES        -------------------------------------------------------------
 BENEFICIALLY      8)      SHARED VOTING POWER
   OWNED BY               1,618,945
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)     SOLE DISPOSITIVE POWER
     WITH                 205,134
                  --------------------------------------------------------------
                   10)    SHARED DISPOSITIVE POWER
                          1,618,945
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          1,824,079
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
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13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.8%
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14)      TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


         This Amendment No. 2 (the "Amendment") amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated September 4, 1997, as amended to date, (the "Schedule").

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information contained in Item 3 to the Schedule is hereby amended and restated to read in its entirety as follows:

               On December 7, 1995, Aries Domestic used its general funds to extend a bridge loan (a "Bridge Loan") to the Issuer in the amount of $125,000 for which it received 62,500 Class A Warrants (the "Class A Warrants") and the Aries Trust used its general funds to extend a Bridge Loan to the Issuer in the amount of $75,000 for which it received 37,500 Class A Warrants./1/ Each Class A Warrant entitles its holder to acquire (a) one (1) share of common stock of the Issuer par value $.00025 (the "Common Stock") and (b) one (1) Class B Warrant (the "Class B Warrants") to acquire one (1) share of Common Stock. The Class A Warrants are presently exercisable at $4.42 per share of Common Stock and the Class B Warrants will be exercisable, when issued, at $5.89 per share of Common Stock (subject to adjustment). The Class A Warrants and the Class B Warrants will expire on May 16, 2001. On July 21, 1997, Aries Domestic used its general funds to extend a line of credit (a "Line of Credit") to the Issuer in the amount of $154,000 for which Aries Domestic received warrants (the "Original LOC Warrants") to purchase 35,000 shares of Common Stock of the Issuer and the Aries Trust used its general funds to extend a Line of Credit to the Issuer in the amount of $346,000 for which the Aries Trust received Original LOC Warrants to purchase 65,000 shares of Common Stock of the Issuer./2/ The Original LOC Warrants are presently exercisable at $.99 per share of Common Stock and will expire on July 21, 2002. In addition, on August 29, 1997, in a private placement (the "Private Placement") of the Issuer's securities, Aries Domestic used its general funds to purchase 3.4 units the "Units" for an aggregate purchase price of $340,000, with each Unit consisting of 10,000 shares of Preferred Stock (the "Preferred Stock"). The 3.4 Units held by Aries Domestic are presently convertible into 380,800/3/ shares of Common Stock of the Issuer. The Aries Trust used its general funds to purchase 6.6 Units in the Private Placement for an aggregate purchase price of $660,000, which 6.6 Units are presently convertible into 739,200/4/ shares of Common Stock of the Issuer. In connection with the Private Placement, Paramount Capital, Inc. (the "Placement Agent"), designated recipients of warrants to purchase

 --------
/1/ Pursuant to certain antidilution adjustments, Aries Domestic and Aries Trust currently own 82,721 and 49,632 Class A Warrants, respectively.

/2/ Pursuant to certain antidilution adjustments, Aries Domestic and Aries Trust currently own Original LOC Warrants to purchase 46,401 and 86,174 shares of Common Stock, respectively.

/3/ Reflects certain antidilution adjustments and the issuance of additional shares of Preferred Stock to purchasers of Units in the Private Placement.

/4/ Reflects certain antidilution adjustments and the issuance of additional shares of Preferred Stock to purchasers of Units in the Private Placement.


                                Page 6 of 8 pages

          10% of the Units sold in the  Private  Placement  exercisable  for ten years at 110% of the offering price per unit sold in the Private Placement (the "Placement Warrants"). The Placement Agent designated The Aries Trust, Aries Domestic and Dr. Rosenwald as designated recipients of Placement Warrants to purchase 7,393, 3,809 and 16,041 shares of Preferred Stock respectively (convertible into 73,931, 38,086 and 160,407 shares of Common Stock, respectively). On May 8, 1998, Aries Trust and Aries Domestic (together, the "Funds", agreed to extend a line of credit (the "New Line of Credit") to the Issuer in an amount up to $1,200,000 for which the Funds received warrants ("New LOC Warrants") to purchase 240,000 shares, in the aggregate, of the Issuer's common stock. The New LOC Warrants shall vest and become immediately exercisable by the Funds for Twenty Thousand (20,000) shares of common stock per $100,000 drawn down by the Issuer upon any draw down. Pursuant to the New Line of Credit, on May 8, 1998, the Issuer drew down $300,000, of which $210,000 was extended by the Aries Trust and $90,000 was extended by Aries Domestic. Accordingly, the Aries Trust's New LOC Warrant vested with respect 42,000 shares of common stock and Aries Domestic's New LOC Warrant vested with respect to 18,000 shares of common stock. Pursuant to the New Line of Credit, on June 5, 1998, the Issuer drew down $310,000, of which $217,000 was extended by the Aries Trust and $93,000 was extended by Aries Domestic. Accordingly, the Aries Trust's Warrant vested with respect 43,400 shares of common stock and Aries Domestic's New LOC Warrant vested with respect to 18,600 shares of common stock. The New LOC Warrants are presently exercisable at $1.00 per share of Common Stock and will expire on May 8, 2003.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and restated to read in its entirety as follows:

         (a) As of June 5, 1998, Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 1,618,945 shares or 22.6% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                    AMOUNT OWNED
                  Aries Domestic                    584,608 Shares
                  Aries Trust                     1,034,337 Shares

                  As of June 5, 1998, Dr. Rosenwald, through his acquisition of the shares and the acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 1,824,079 shares or 24.8% of the Issuer's securities

         (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

         (c) No open market transactions were made by Aries Domestic and the Aries Trust in the past 60 days.

                  Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

         (d) & (e)         Not applicable.


                                Page 7 of 8 pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: June 10, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


                                        ARIES DOMESTIC FUND, L.P.
                                        By Paramount Capital Asset Management,
                                                 Inc.
                                                 General Partner

Dated: June 10, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


                                        THE ARIES TRUST
                                        By Paramount Capital Asset Management,
                                                 Inc.
                                                 Investment Manager

Dated: June 10, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


Dated: June 10, 1998
       New York, NY                     By  /S/ LINDSAY A. ROSENWALD, M.D.
                                            ------------------------------
                                             Lindsay A. Rosenwald, M.D.


                                Page 8 of 8 pages